UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

OAS RESTRUCTURING (BVI) LIMITED (Issuer)

OAS S.A. – Em Recuperação Judicial Construtora OAS S.A. – Em Recuperação Judicial OAS Enghenaria e Construção S.A. (Guarantors)

(Names of Applicants)

Avenida Francisco Matarazzo, No. 1.350, 19th floor, Suite 1.902, Água Branca, in the city of São Paulo, State of São Paulo Federative Republic of Brazil (Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
5.00% Senior Notes due 2035 13.00% Senior Secured Notes due 2026	R$725,000,000 Up to $200,000,000

Approximate date of proposed offering:

As promptly as practicable after the Order is issued by the Bankruptcy Court (each as defined herein)

Name and address of agent for service:	With a copy to:
National Corporate Research, Ltd. East 40th Street, 10th Floor New York, NY 10016	Andrew Weisberg White & Case LLP 1221 Avenue of the Americas New York, NY 10020 (212) 819-8200

OAS Restructuring (BVI) Limited (“OAS BVI”) hereby amends this Application for Qualification (this “Application”) on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after filing a further amendment which specifically states that it shall supersede this Application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Act”), may determine upon written request of OAS BVI.

GENERAL

1.   General Information.

Applicant	Form of Organization	Jurisdiction of Incorporation

OAS Restructuring (BVI) Limited	Corporation	British Virgin Islands
OAS S.A. – Em Recuperação Judicial	Corporation (sociedade por ações)	Brazil
Construtora OAS S.A. – Em Recuperação Judicial	Corporation (sociedade por ações)	Brazil
OAS Enghenaria e Construção S.A.	Corporation (sociedade por ações )	Brazil

The entities listed above, except for OAS BVI, are herein collectively referred to as the “Guarantors.” Each of the entities listed above, except for OAS S.A. – Em Recuperação Judicial (“OAS”), are wholly-owned, directly or indirectly, by OAS. OAS BVI and the Guarantors are herein collectively referred to as the “Applicants.”

2.   Securities Act exemption applicable.

On March 31, 2015, OAS filed a reorganization request before the 1st Bankruptcy and Reorganization Court of the Judicial District of São Paulo, State of São Paulo (the “Reorganization Court”), which processing was granted by a court decision published in the Official Gazette of the State of São Paulo on April 22, 2015 (the “Reorganization”). Under the Reorganization, a plan was approved by the creditors (the “Creditors”) and confirmed by the Reorganization Court on January 27, 2016 (the “Reorganization Plan”), which provides for, among other things, the issuance by OAS BVI of the following securities (i) one issuance of real-denominated, New York law-governed 5.00% Senior Notes due 2035 that will be payable (through a U.S. dollar paying agent) in U.S. dollars (the “Unsecured Notes”), to be issued pursuant to an indenture (the “Unsecured Notes Indenture”) and (ii) one issuance of dollar-denominated, New York law-governed 13.00% Senior Secured Notes due 2026 (the “Secured Notes”, and together with the Unsecured Notes, the “Notes”), to be issued pursuant to an indenture (the “Secured Notes Indenture”, and together with the Unsecured Notes Indenture, the “Indentures”). A copy of the Reorganization Plan is attached as an exhibit hereto.  Wilmington Savings Fund Society, FSB, will act as trustee under the Unsecured Notes Indenture (the “Unsecured Notes Trustee”), and as trustee under the Secured Notes Indenture (the “Secured Notes Trustee”). This Application has been filed to qualify the Indentures.

The Notes and the guarantees related to the Notes will be issued in reliance upon an exemption from registration under Section 1145(a) of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”).  Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and “blue sky” laws if the following requirements are satisfied: (1) the securities are issued under a plan of reorganization by the debtor (or its successor), or an affiliate of the debtor that is participating in the plan with the debtor, (2) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor and (3) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued “principally” in such exchange and “partly” for cash or property. We expect that on or about May 9, 2017, the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), pursuant to Sections 105(a), 1507(a) and 1521(a)(7) of the Bankruptcy Code, will issue an order (the “Order”) exempting the issuance of the Notes and related guarantees from registration pursuant to Section 1145(a) of the Bankruptcy Code. The Notes will then be issued on a date as promptly as possible thereafter (the “Closing Date”), subject to certain conditions, including completion of ongoing subscription processes to comply with applicable law.

AFFILIATIONS

3.         Affiliates.

The following list sets forth the affiliates of the Applicants as of May 9, 2017.

Affiliate	Jurisdiction of Incorporation	Ownership
Solace Empreendimentos Imobiliários S.A	Brazil	OAS S.A. (37.5%); Odebrecht Realizacões Imobiliárias S.A. (Brazil) (37.5%); and ZI Participações S.A. (Brazil) (25%).
Porto 2016 Empreendimentos Imobiliários S.A.	Brazil	Solace Empreendimentos Imobiliários S.A (Brazil) (100%)
BR Terminais e Logística S.A.	Brazil
OAS Internacional S.A.	Brazil
OAS Defesa S.A.	Brazil
Empresa Peruana de Águas S.A.	Peru
OAS Investimentos S.A.	Brazil
EPP – Energia Elétrica Promoção e Participações Ltda.	Brazil
Construtora OAS Angola Ltda.	Angola
OAS Energia e Mineração S.A.	Brazil
OAS Petróleo e Gás S.A.	Brazil
OAS Engenharia S.A.	Brazil
OAS Restructuring (Cayman) Ltd.	Cayman Islands
OAS Investments Ltd.	British Virgin Islands
OAS Finance Ltd.	British Virgin Islands
OAS Investments GmbH	Austria
OAS Restructuring (BVI) Ltd.	British Virgin Islands
COESA Engenharia Ltda.	Brazil
Edificações Itaigara S.A.	Brazil	Construtora OAS S.A. (50.10%) and Odebrecht Realizações Imobiliárias S.A. (Brazil) (49.90%)
ECOVAP – Engenharia e Construções Vale do Paraíba Ltda.	Brazil	Construtora OAS S.A. (22%); Toyo Engineering Corporation (Japan) (61%); and SOG Oleo e Gas S.A. (Brazil) (17%)
Rodoanel Sul 5 Engenharia Ltda.	Brazil	Construtora OAS S.A. (42.86%); Mendes Junior Tranding e Engenharia S.A. – em recuperação judicial (Brazil) (28.57%); and Carioca Christiani-Nielsen Engenharia S.A. (Brazil) (28.57%)
OAS Logística e Comércio Exterior S.A.	Brazil
SPE Ponte Estaida OAS Marquise Infraestrutura S.A.	Brazil	Construtora OAS S.A. (50%) and Construtora Marquise S.A. (Brazil) (50%)
Inambari Geração de Energia S.A.	Brazil	Construtora OAS S.A (50%); Centrais Elétricas Brasileiras S.A. (Brazil) (19.60%) and Furnas Centrais Elétricas S.A. (Brazil) (29.40%)
Empresa de Generación Electrica Amazonas SUR S.A.C.	Peru	Inambari Geração de Energia S.A. (Brazil) (100%).
Construtora OAS South Africa Ltd.	South Africa
Consorcio Puente Chacao S.A.	Chile	Construtora OAS S.A. (48%); Hyundai Engineering Construction Co., Ltd. (South Korea) (51%).
OAS Energy GmbH	Austria
Construtora OAS LLC:	Qatar	Construtora OAS S.A. (49%) and Nasser Bin Khalled International WLL (Qatar) (51%).

OAS African Investments Ltd.	British Virgin Islands
OAS International Engineering GmbH	Austria
Gandines S.A.	Uruguay
Consorcio OAS Engevix Ltda.	Costa Rica
OGI Assets Ltd.	British Virgin Islands
OAS Central American Investing Ltd.	British Virgin Islands
Concessionaria Vial Vale Central S.A.	Costa Rica
Construtora OAS GE S.A.	Equatorial Guinea	Gandines S.A. (Uruguay) (60%) and Dolton Africa Outsourcing S.L. (Equatorial Guinea) (40%).
Construtora OAS Guinee	Guinea
OAS Nacala Ltd.	Mozambique
Construtora OAS Ghana Ltd.	Ghana
OAS Engineering and Construction Ltd.	Namibia
OAS Óleo e Gás S.A.	Brazil
OAS Oil & Gas GmbH	Austria
Seaworthy Investment GmbH	Austria
Comandatuba Drilling B.V.	Netherlands	Seaworthy Investments GmbH (Austria) (25%) and Sete International Two Dmbh (Austria) (75%).
Itapema Drilling B.V.	Netherlands	Seaworthy Investments GmbH (Austria) (25%) and Sete International Two Gmbh (Austria) (75%)
Fundo de Investimentos em Participações OAS Empreendimentos S.A.	Brazil	OAS Investimentos S.A. (80%) and FUNCEF – Fundação de Economiários Federais (Brazil) (20%)
OAS Empreendimentos S.A.	Brazil	Fundo de Investimentos em Participações OAS Empreendimentos (Brazil) (100%)
OAS Infraestrutura S.A.	Brazil
Investimentos e Participações em Infraestrutura S.A. – Invepar.	Brazil	OAS Infraestrutura S.A. (24.44%); BB Carteira Livre (Brazil) (25.56%); FUNCEF – Fundação de Economiários Federais (Brazil) (25%) and PETROS (Brazil) (25%)
Concessionária Porto Novo S.A.	Brazil	OAS Investimentos S.A. (37.5%); Odebrecht Properties Parcerias S.A. (Brazil) (37.5%); Carioca Christiani-Nielsen Engenharia S.A. (Brazil) (25%)
TCR Telecomunicação da Cidade do Rio de Janeiro S.A.	Brazil	Concessionária Porto Novo S.A. (Brazil) (100%).
Arena Porto-Alegrense S.A.	Brazil
OAS Soluções Ambientais S.A.	Brazil
Sagua Soluções Ambientais de Guarulhos S.A.	Brazil
Enseada Indústria Naval e Participações S.A.	Brazil	OAS Investimentos S.A. (25%); UTC Participações S.A. (Brazil) (25%) and Odebrecht Participações e Investimentos S.A. (Brazil) (50%)
Enseada Indústria Naval S.A.	Brazil	Enseada Indústria Naval e Participações S.A. (Brazil) (100%)

EPP Overseas Ltd.	Cayman Islands	Enseada Indústria Naval S.A. (Brazil) (100%)
OAS Arenas S.A.	Brazil
Fonte Nova Negócios e Participações S.A.	Brazil	OAS Investimentos S.A. (50%) and Odebrecht Properties Parcerias S.A. (Brazil) (50%).
Arena das Dunas Concessão e Eventos S.A.	Brazil
Manhattan Square Empreendimentos Imobiliários Residencial 01 SPE Ltda.	Brazil	OAS Empreendimentos S.A. (50%) and Gafisa S.A. (Brazil) (50%)
Manhattan Square Empreendimentos Imobiliários Comercial 01 SPE Ltda.	Brazil	OAS Empreendimentos S.A. (50%) and Gafisa S.A. (Brazil) (50%)
OAS Imóveis S.A. – em recuperação judicial	Brazil
City Park Acupe Empreendimentos Imobiliários SPE Ltda.	Brazil	OAS Empreendimentos S.A. (10%) and Fundo de Investimento Imobiliário Caixa Incorporação FII (Brazil) (90%)
OAS SPE – 03 Empreendimentos Imobiliários Ltda.	Brazil
OAS SPE – 04 Empreendimentos Imobiliários Ltda.	Brazil
OAS SPE – 05 Empreendimentos Imobiliários Ltda.	Brazil
Patamares 1 Empreendimentos Imobiliários SPE Ltda.	Brazil
7 de Abril Empreendimentos Imobiliários SPE Ltda.	Brazil
Marta Aguiar Residencial Empreendimentos Imobiliários SPE Ltda.	Brazil
Imbuí I SPE Empreendimentos Imobiliários Ltda.	Brazil	OAS Empreendimentos S.A. (50%) and Construtora Tenda S.A. (Brazil) (50%)
Colina Ville Empreendimentos Imobiliários SPE Ltda.	Brazil
Cittá Itapuã Empreendimentos Imobiliários SPE Ltda.	Brazil	OAS Empreendimentos S.A. (50%) and Construtora Tenda S.A. (Brazil) (50%)
Guarapiranga 01 Empreendimentos Imobiliários SPE Ltda.	Brazil
Ondina Lodge Empreendimentos SPE Ltda.	Brazil	OAS Empreendimentos S.A. (50%); América Construções e Engenharia Ltda. (Brazil) (25%) and Novapex Engenharia Ltda. (Brazil) (25%)
OAS 11 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 13 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 14 Empreendimentos Imobiliários SPE Ltda.	Brazil	OAS Empreendimentos S.A. (50%) and GID Brazil Participações Ltda. (Brazil) (50%)
OAS 15 Empreendimentos Imobiliários SPE Ltda.	Brazil	OAS Empreendimentos S.A. (50%) and GID Brazil Participações Ltda. (Brazil) (50%)
OAS 16 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 17 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 18 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 19 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 20 Empreendimentos Imobiliários SPE Ltda.	Brazil
CMP Participações Ltda.	Brazil
LP Participações e Engenharia Ltda.	Brazil
Sibipiruna Empreendimentos Imobiliários Ltda.	Brazil	OAS Empreedimentos S.A. (70%) and Figueiredo Ávila Engenharia Ltda. (Brazil) (30%)
Ravello Empreendimentos Imobiliários SPE Ltda.	Brazil
Braziliense Empreendimentos Imobiliários Ltda.	Brazil	OAS Empreendimentos S.A. (70%) and Figueiredo Ávila Engenharia Ltda. (Brazil) (30%)

OBA Empreendimentos Imobiliários Ltda.	Brazil	OAS Empreendimentos S.A. (70%) and Figueiredo Ávila Engenharia Ltda. (Brazil) (30%)
Hoteleiro Empreendimentos Imobiliários Ltda.	Brazil	OAS Empreendimentos S.A. (70%) and Figueiredo Ávila Engenharia Ltda. (Brazil) (30%)
OAS 25 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 27 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 28 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 29 Empreendimentos Imobiliários SPE Ltda.	Brazil	OAS Empreendimentos S.A. (50%) and GID Brazil Participações Ltda. (Brazil) (50%)
OAS 30 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 33 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 34 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 35 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 40 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 41 Participações Ltda.	Brazil
OAS 42 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 43 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 44 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 45 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 46 Participações Ltda.	Brazil
OAS 47 Participações Ltda	Brazil
OAS 48 Participações Ltda	Brazil
OAS 49 Participações Ltda	Brazil
OAS 50 Participações Ltda	Brazil
OAS 51 Participações Ltda	Brazil
OAS 52 Empreendimentos Imobiliários SPE Ltda	Brazil
OAS 53 Participações Ltda	Brazil
OAS 54 Participações Ltda	Brazil
OAS 55 Participações Ltda.	Brazil
OAS 58 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 59 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 60 Empreendimentos Imobiliários SPE Ltda.	Brazil
Hotel Rio Empreendimentos Imobiliários SPE Ltda.	Brazil
ENBSPE Empreendimentos Ltda.	Brazil
Acauã Empreendimentos Imobiliários SPE Ltda.	Brazil	Karagounis Participações S.A. (Brazil) (99.99%)
Albízia Empreendimentos Imobiliários SPE Ltda.	Brazil	Karagounis Participações S.A. (Brazil) (99.99%)
Okami Empreendimentos Imobiliários SPE Ltda.	Brazil	Karagounis Participações S.A. (Brazil) (99.99%)
Rua 36 Limeira Empreendimentos Imobiliários Ltda.	Brazil	OAS Empreendimentos S.A. (70%) and Figueiredo Ávila Engenharia Ltda. (Brazil) (30%)
SAI 01 Empreendimentos Imobiliários Ltda.	Brazil	OAS Empreendimentos S.A. (70%) and Figueiredo Ávila Engenharia Ltda. (Brazil) (30%)
OAS GID Brasil Consultoria e Serviços Ltda.	Brazil	OAS Empreendimentos S.A. (50%) and GID Brazil Participações Ltda. (Brazil) (50%)
Karagounis Participações S.A.	Brazil	OAS Empreendimentos S.A. (20%) and Fundo de Investimento Imobiliário Caixa Incorporação FII (Brazil) (80%)

Figueiredo Empreendimentos Imobiliários Ltda.	Brazil
Boulevard Empreendimentos Imobiliários Ltda.	Brazil	OAS Empreendimentos S.A. (70%) and Figueiredo Ávila Engenharia Ltda. (Brazil) (30%)
OAS 10 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 31 Empreendimentos Imobiliários SPE Ltda.	Brazil
Acupe Exclusive Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 08 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 09 Empreendimentos Imobiliários SPE Ltda.	Brazil
City Park Brotas Empreendimentos Imobiliários SPE Ltda.	Brazil	OAS Empreendimentos S.A. (10%) and Fundo de Investimento Imobiliário Caixa Incorporação FII (Brazil) (90%)
Jardins Vida Nova Empreendimentos Imobiliários SPE Ltda.	Brazil	OAS Empreendimentos S.A. (50%); GR Empreendimentos Ltda. (Brazil) (42.5%)
Citta Ipitanga SPE Empreendimentos Imobiliários Ltda.	Brazil	OAS Empreendimentos S.A. (50%) and Construtora Tenda S.A. (Brazil) (50%)
OAS 06 Empreendimentos Imobiliários SPE Ltda.	Brazil
Parque Águas Claras Empreendimentos Imobiliários Ltda.	Brazil	OAS Empreendimentos S.A. (70%) and Figueiredo Ávila Engenharia Ltda. (Brazil) (30%)
RV Participações Ltda.	Brazil
EMPI – Empreendimentos Imobiliários Ltda.	Brazil
APPS – Administração, Planejamento e Participações em Shoppings Ltda.	Brazil
BR Infraestrutura S.A.	Brazil

All entities listed above are either directly or indirectly 100% owned by OAS, unless otherwise noted. OAS is 90% owned by CMP Participações Ltda and 10% owned by LP Participações e Engenharia Ltda., each of which are owned by private, natural persons (the “OAS Shareholders”).  Each of Construtora OAS S.A. - Em Recuperacao Judicial and OAS Enghenaria e Construcao S.A., are wholly-owned, directly and indirectly, by OAS.  See Item 4. Principal owners of voting securities.

MANAGEMENT AND CONTROL

4.           Directors and executive officers.

The following tables set forth the name and office of all directors and executive officers of the Applicants as of the date hereof. The mailing address for each of the officers and directors listed below is Avenida Francisco Matarazzo, No. 1.350,  Água Branca, in the city of São Paulo, State of São Paulo, Federative Republic of Brazil.

OAS BVI

Name	Position

Josedir Barreto dos Santos	Director
Luiz Gustavo Libório Vianna	Director and Chief Financial Officer
Michael Pearson	Director

OAS

Name	Position

Josedir Barreto dos Santos	Director and Chief Financial Officer
Bruno Menezes Brasil	Director

Construtora OAS S.A.

Name	Position

Elmar Juan Passos Varjão Bomfim	Director, President and Chief Executive Officer
Luiz Gustavo Libório Vianna	Director and Chief Financial Officer

OAS Engenharia e Construção S.A.

Name	Position

Elmar Juan Passos Varjão Bomfim	Director, President and Chief Executive Officer
Luiz Gustavo Libório Vianna	Director and Chief Financial Officer

5.       Principal owners of voting securities.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned

CMP Participações Ltda..	Common Shares	450,000	90%
Avenida Luís Viana, n. 6.462, Edifício Wall Street, Torre West, 11º andar, Sala 1.114, Paralela, CEP 41.730-101, Cidade de Salvador, Estado da Bahia.
LP Participações e Engenharia Ltda..	Common Shares	50,000	10%
Avenida Angélica, nº 2.330/2.346/2.364, 10º andar, sala 1.020, Consolação, CEP 01.228-200, Cidade e Estado de São Paulo.

See Item 3 hereof, "Affiliates," for more informatin about the ownership of the voting securities of the Applicants (other than OAS).

If the Plan is consummated, certain creditors of OAS and its affiliates will receive warrants entitling them to ownership of 40% of the common shares of OAS, upon conversion thereof.

UNDERWRITERS

6.      Underwriters.

(a)           Persons acting as underwriters within the last three years:

On July 2, 2014, BB Securities Ltd., Banco Bradesco BBI S.A., HSBC Securities (USA) Inc., and Santander Investment Securities Inc. acted as joint boking-running managers in connection with an offering of 8.00% Senior Notes due 2021, issued by OAS Finance Limited and guaranteed by OAS and Construtora OAS S.A. - En Recuperacao Judicial. The names and addresses of these entities are as follows:

BB Securities Ltd. Pinners Hall, 105-108 Old Broad Street, 4th Floor EC2N 1ER, London United Kingdom	Banco Bradesco BBI S.A. Avenida Brigadeiro Faria Lima, 3064, 10°andar 01451-000, São Paulo, SP Brazil
HSBC Securities (USA) Inc. 452 Fifth Avenue New York, NY 10018	Santander Investment Securities Inc. 45 East 53rd Street New York, NY 10022

(b)           The Applicants have not, and will not, engage any underwriter in connection with the Reorganization Plan or the Notes to be issued under the Indentures.

CAPITAL SECURITIES

7.      Capitalization.

(a)           The following table sets forth the amount authorized and amount outstanding of each class of the Applicants’ securities as of May 9, 2017.

	Amount Authorized		Amount Outstanding
	(in millions)	(in millions)(1)	(in millions)	(in millions)(1)
Capital Stock:
OAS:
Common Shares(2)	500.0	160.4	500.0	160.4
Indebtedness:
OAS:
3ª ISSUANCE DEBENTURE	R$ 300.0	US$ 96.3	R$ 261.2	US$ 83.8
5ª ISSUANCE DEBENTURE	R$ 209.0	US$ 67.1	R$ 4.6	US$ 1.5
8ª ISSUANCE DEBENTURE	R$ 694.7	US$ 222.9	R$ 694.7	US$ 222.9
9ª ISSUANCE DEBENTURE	R$ 100.0	US$ 32.1	R$ 111.6	US$ 35.8
10ª ISSUANCE DEBENTURE	R$ 160.0	US$ 51.3	R$ 187.5	US$ 60.2
FI-FGTS 4th Issuance Debentures	R$ 250.0	US$ 80.2	R$ 376.3	US$ 120.7

(1)	Values in R$ have been translated into US$ at the rate of R$3.1164 to US$1.00, the exchange rate reported by the Banco Central do Brasil at the close of March 31, 2017.
(2)	In connection with the Reorganization Plan, OAS will issue an aggregate amount of subscription warrants exercisable for 40.0% of the common shares of OAS on a fully-diluted basis.

 (b)           The holders of the common shares of OAS are entitled to vote on all matters submitted to a vote of the shareholders, with each share being entitled to one vote. The ownership interests of each of the Applicants (other than OAS) are 100% owned by OAS.

INDENTURE SECURITIES

8.      Analysis of Indenture provisions.

Unsecured Notes Indenture

The Unsecured Notes will be issued under the Unsecured Notes Indenture to be dated as the Closing Date, and entered into among OAS BVI, the Guarantors and the Unsecured Notes Trustee.  The following is a general description of certain provisions of the Unsecured Notes Indenture required to be summarized by Section 305(a)(2) of the Act. The following analysis is not a complete description of the Unsecured Notes Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Unsecured Notes Indenture, a form of which is included as Exhibit T3C-1 hereto and incorporated by reference herein.  OAS BVI and the Guarantors have not yet entered into the Unsecured Notes Indenture as of the date of this filing, and the terms of the Unsecured Notes Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Unsecured Notes Indenture, and references to (i) the “Trustee” refer to the Unsecured Notes Trustee, (ii) the “Securities” refer to the Unsecured Notes and (iii) the “Indenture” are to the Unsecured Notes Indenture, each as defined in this Form T-3. Section and article references refer to sections and articles in the Unsecured Notes Indenture unless otherwise indicated.

(a)           Events of Default; Notice of Defaults.

An “Event of Default” with respect to the Securities and the Indenture occurs if:

(1)	the Issuer defaults for five (5) Business Days in payment of any interest or Additional Amounts on the Securities when the same becomes due and payable;

(2)
the Issuer defaults in payment of principal of or premium, if any, on the Securities when the same becomes due and payable, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3)	the Company, the Issuer or any Subsidiary Guarantor fails to comply with the provisions described under Article 5;

(4)
there is a default in the performance, or breach, of any other covenant or obligation of the Issuer, the Company, any Restricted Subsidiary or any Minority Interest Construction Company in the Indenture, or under the Reorganization Plan and continuance of such default or breach for a period of thirty (30) consecutive days after written notice specifying such default or breach is given to the Issuer by the Trustee (acting pursuant to the written instructions of the Required Holders), or to the Issuer and the Trustee by the holders of at least twenty-five percent (25%) in aggregate principal amount of the Securities (which for the avoidance of doubt may be furnished in accordance with Article 14 hereof);

(5)
there occurs a default under (i) any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by the Company or any Subsidiary Guarantor (or the payment of which is Guaranteed by the Company or any Subsidiary Guarantor) and such Indebtedness or Guarantee is created on or after the Issue Date, if that default (a) is caused by a failure to pay principal of or interest or premium on such Indebtedness (and after the expiration of any applicable grace period) (a “Payment Default”) or (b) results in the acceleration of such Indebtedness prior to its Stated Maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates Ten Million Dollars (U.S.$10,000,000.00) (or its equivalent in other currencies at the time of determination) or more, or (ii) the terms of the definitive documentation governing or applicable to any Other Securities if that default constitutes a Payment Default, results in the acceleration of the Other Securities or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of the applicable Other Securities, or any trustee or agent for such holder or holders, to cause such Other Securities to become due and payable, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity or to exercise remedies in respect thereof;

(6)
any final judgment or order for the payment of money in excess of Ten Million Dollars (U.S.$10,000,000.00) (or its equivalent in other currencies at the time of determination) is rendered against the Company or any Subsidiary Guarantor and such judgment or order is not paid (whether in full or if there is a failure to pay installments in accordance with the terms of the judgment aggregating in excess of Ten Million Dollars (U.S.$10,000,000.00) (or its equivalent in other currencies at the time of determination)) or otherwise discharged and remains unstayed for a period of thirty (30) days after such judgment becomes final and nonappealable, and, in the event (and only in the event) such judgment or order is primarily in respect of outstanding advisory fees (including without limitation success fees) under the Reorganization Plan, such judgment or order is not so paid or otherwise discharged and remains unstayed for an aggregate period of ninety (90) days after such judgment becomes final and nonappealable and enforcement action has been commenced in respect of such judgment or order;

(7)
other than the Court-Supervised Reorganization, any involuntary case or other proceeding is commenced against the Issuer, the Company or any Subsidiary Guarantor with respect to it or its debts under any bankruptcy, insolvency, recuperaҫão judicial, or other similar law now or hereafter in effect seeking the appointment of a trustee, receiver, administrador judicial, liquidator, custodian or other similar official of it or any substantial part of its assets, and such involuntary case or other proceeding remains undismissed and unstayed for a period of sixty (60) days; or other than pursuant to the Court-Supervised Reorganization, a non-appealable final order for relief is entered against the Issuer, the Company or any Subsidiary Guarantor under any relevant bankruptcy, insolvency or similar laws as now or hereafter in effect;

(8)
the Issuer, the Company or any Subsidiary Guarantor (i) commences a voluntary case or other proceeding seeking liquidation, reorganization, recuperaҫão judicial or extrajudicial or other relief with respect to itself or its debts under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, other than the Court-Supervised Reorganization, (ii) consents to the appointment of or taking possession by a receiver, administrador judicial, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Issuer, the Company or any Subsidiary Guarantor or for all or substantially all of the assets of the Issuer, the Company or any such Subsidiary Guarantor or (iii) effects any general assignment for the benefit of creditors;

(9)
any Guarantee of the Securities by the Company or any Subsidiary Guarantor ceases to be in full force and effect, other than in accordance with the terms of the Indenture, or the Company or any Subsidiary Guarantor denies or disaffirms its obligations under the Securities;

(10)	[reserved];

(11)
all or substantially all of the assets and revenues of the Issuer, the Company and the Subsidiary Guarantors, taken as a whole, are condemned, seized or otherwise appropriated by any Person acting under the authority of any national, regional or local government or the Issuer, the Company or any Subsidiary Guarantor is prevented by any such Person for a period of sixty (60) consecutive days or longer from exercising normal control over all or substantially all of the assets and revenues of the Issuer, the Company and the Subsidiary Guarantors, taken as a whole;

(12)	any information contained in the schedules to the Indenture shall fail to be true and accurate in all material respects as of the date hereof; or

(13)	the Company fails to make public any reports, information or documents simultaneously with the delivery thereof to the Trustee or any Holder pursuant to Section 4.02 or otherwise under the Indenture.

If an Event of Default occurs and is continuing and if it is known to a Trust Officer (it being understood and agreed that any Event of Default with respect to the Securities will only be known by the Trustee upon a Trust Officer’s receipt of a written notice specifying such Event of Default at its Corporate Trust Office, with such notice referencing the Securities and/or the Indenture), the Trustee shall send to each Securityholder notice of the Event of Default within ten (10) days after it receives such written notice.  The Trustee shall not be charged with knowledge of any Default or Event of Default hereof unless a Trust Officer in the Corporate Trust Office of the Trustee shall have received written notice thereof from the Issuer, the Company or a Securityholder, expressly referencing the Indenture and the Securities.

(b)           Execution and Authentication; Application of Proceeds.

(1)
An Officer of the Issuer shall sign the Securities for the Issuer, and an Officer of the Company, and of each of the Subsidiary Guarantors, shall sign the notation in the Securities relating to the Company Guarantee or the Subsidiary Guarantee, as applicable.  Each such signature may be by manual or facsimile signature of such Officer.  If an Officer whose signature is on a Security no longer holds that office at the time the Trustee authenticates the Security, the Security shall be valid nevertheless.

(2)
A Security shall not be valid until an authorized signatory of the Trustee, manually or by facsimile, signs the certificate of authentication on the Security.  The signature shall be conclusive evidence that the Security has been authenticated under the Indenture.

(3)
The Trustee shall, upon receipt of a written order signed by an Officer of the Issuer (an “Authentication Order”) on the Issue Date, authenticate and deliver R$725,000,000 aggregate principal amount of 5.00% Senior Secured Notes due 2035.  The Trustee shall, upon receipt of an Authentication Order from the Issuer delivered in accordance with Section 2.14, in respect of PIK Securities following the Issue Date, authenticate and deliver such PIK Securities.  An Authentication Order shall specify:

(a)	the aggregate principal amount of the Securities to be authenticated and the date on which the original issue of Securities is to be authenticated; and

(b)	the applicable provision of the Indenture pursuant to which the Securities will be issued.

(4)
The Trustee may appoint an authenticating agent reasonably acceptable to the Issuer to authenticate the Securities.  Unless limited by the terms of such appointment, an authenticating agent may authenticate Securities whenever the Trustee may do so.  Each reference in the Indenture to authentication by the Trustee includes authentication by such agent.  An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

There will be no proceeds from the issuance of the Unsecured Notes because the Unsecured Notes will be issued in connection with the Reorganization Plan.

(c)           Release of Subsidiary Guarantees.

The Guarantee of a Subsidiary Guarantor will terminate:

(a)
upon a sale or other disposition (including by way of consolidation or merger) of all or a portion of the Capital Stock of such Subsidiary Guarantor, following which such Subsidiary Guarantor is no longer a Subsidiary of the Company;

(b)
upon sale or disposition (including by way of consolidation or merger) of all or substantially all of the assets of such Subsidiary Guarantor to a Person that is not the Company or a Restricted Subsidiary;

(c)	if the Guarantee was required pursuant to the terms of the Indenture, upon the cessation of the circumstances requiring the Guarantee;

(d)	upon defeasance or discharge of the Securities, as provided in Article 8 of the Indenture; or

(e)	if any Subsidiary Guarantor ceases to be a Subsidiary of the Company pursuant to a transaction expressly permitted by and in accordance with the terms of the Indenture;

provided that the transaction is carried out pursuant to, and in accordance with, all other applicable provisions of the Indenture.

(d)           Satisfaction and Discharge of Liability on the Securities.

The Indenture (and the Company Guarantee and any Subsidiary Guarantee) will be discharged and (together with all Guarantees) will cease to be of further effect as to all Securities issued thereunder, when:

(1)
(a)       all Securities that have been authenticated, except lost, stolen or destroyed Securities that have been replaced or paid and Securities for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(b)       all Securities that have not been delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable within one (1) year of their Stated Maturity or (iii) are to be called for redemption within one (1) year under arrangements satisfactory to the Trustee for the giving of notice of a redemption by the Trustee and, in each case, the Issuer or the Company or any Restricted Subsidiary has irrevocably deposited or caused to be deposited with the Trustee as funds in trust solely for the benefit of the holders, cash in U.S. dollars, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Securities not delivered to the Trustee for cancellation for principal, premium and Additional Amounts, if any, and accrued interest to the date of maturity or redemption;

(2)
no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Issuer, the Company or any Restricted Subsidiary is a party or by which the Company or any Restricted Subsidiary is bound;

(3)	the Issuer, the Company or any Restricted Subsidiary has paid or caused to be paid all other sums payable by it under the Indenture; and

(4)
the Issuer has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Securities at maturity or the redemption date, as the case may be.

In addition the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e)           Statement of Compliance; Notices of Certain Events.

The Company will deliver to the Trustee within one hundred twenty (120) days of the end of each fiscal year of the Company commencing with the fiscal year ending December 31, 2017, an Officer’s Certificate presented in the English language stating that (A) the Company (i) has fulfilled its obligations under the Indenture, (ii) is in compliance with all conditions and covenants under the Indenture; or (B)(i) if the Company is not in compliance, specifying such non-compliance and the nature and status thereof of which such signer may have knowledge or, (ii) if there has been a Default or Event of Default, specifying the Default or Event of Default and its nature and status.

Notwithstanding the foregoing, the Company shall, so long as any of the Securities are outstanding, deliver to the Trustee, within ten (10) Business Days after obtaining actual knowledge thereof, written notice in the form of an Officer’s Certificate presented in the English language, of any Default that has occurred and is still continuing, of the status thereof and what action the Company is taking or proposing to take with respect thereof.

For purposes of the Indenture, the information required by Section 4.21 shall be deemed delivered upon receipt by a Trust Officer of such information in the English language or an English translation thereof.

Secured Notes Indenture

Each series of the Secured Notes will be issued under the Secured Notes Indenture to be dated as the Closing Date, and entered into among OAS BVI, the Guarantors, the Secured Notes Trustee and Planner Trustee Distribuidora De Titulos e Valores
Mobiliarios LTDA, as collateral agent.  The following is a general description of certain provisions of the Secured Notes Indenture required to be summarized by Section 305(a)(2) of the Act. The following analysis is not a complete description of the Secured Notes Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Secured Notes Indenture, a form of which is included as Exhibit T3C-2 hereto and incorporated by reference herein.  OAS BVI and the Guarantors have not yet entered into the Secured Notes Indenture as of the date of this filing, and the terms of the Secured Notes Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Secured Notes Indenture, and references to (i) the “Trustee” refer to the Secured Notes Trustee, (ii) the “Securities” refer to the Secured Notes and (iii) the “Indenture” are to the Secured Notes Indenture, each as defined in this Form T-3. Section and article references refer to sections and articles in the Secured Notes Indenture unless otherwise indicated.

(a)           Events of Default; Notice of Defaults.

An “Event of Default” with respect to the Securities and the Indenture occurs if:

(1)	the Issuer defaults for five (5) Business Days in payment of any interest or Additional Amounts on the Securities when the same becomes due and payable;

(2)
the Issuer defaults in payment of principal of or premium, if any, on the Securities when the same becomes due and payable, upon optional redemption, upon mandatory redemption under Section 3.03 (or otherwise), upon required purchase, upon declaration of acceleration or otherwise;

(3)	the Company, the Issuer or any Subsidiary Guarantor fails to comply with the provisions described under Article 5 or under the final sentence of Section 12.02(1);

(4)
there is a default in the performance, or breach, of any other covenant or obligation of the Issuer, the Company, any Restricted Subsidiary or any Minority Interest Construction Company in the Indenture, any of the Security Documents, the Senior Notes Collateral Sharing Agreement or under the Reorganization Plan and continuance of such default or breach for a period of thirty (30) consecutive days after written notice specifying such default or breach is given to the Issuer by the Trustee (acting pursuant to the written instructions of the Required Holders), or to the Issuer and the Trustee by the holders of at least twenty-five percent (25%) in aggregate principal amount of the Securities (which for the avoidance of doubt may be furnished in accordance with Article 14 hereof);

(5)
there occurs a default under (i) any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by the Company or any Subsidiary Guarantor (or the payment of which is Guaranteed by the Company or any Subsidiary Guarantor) and such Indebtedness or Guarantee is created on or after the Issue Date, if that default (a) is caused by a failure to pay principal of or interest or premium on such Indebtedness (and after the expiration of any applicable grace period) (a “Payment Default”) or (b) results in the acceleration of such Indebtedness prior to its Stated Maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates Ten Million Dollars (U.S.$10,000,000.00) (or its equivalent in other currencies at the time of determination) or more, or (ii) the terms of the definitive documentation governing or applicable to any Other Securities if that default constitutes a Payment Default, results in the acceleration of the Other Securities or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of the applicable Other Securities, or any trustee or agent for such holder or holders, to cause such Other Securities to become due and payable, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity or to exercise remedies in respect thereof;

(6)
any final judgment or order for the payment of money in excess of Ten Million Dollars (U.S.$10,000,000.00) (or its equivalent in other currencies at the time of determination) is rendered against the Company or any Subsidiary Guarantor and such judgment or order is not paid (whether in full or if there is a failure to pay installments in accordance with the terms of the judgment aggregating in excess of Ten Million Dollars (U.S.$10,000,000.00) (or its equivalent in other currencies at the time of determination)) or otherwise discharged and remains unstayed for a period of thirty (30) days after such judgment becomes final and nonappealable, and, in the event (and only in the event) such judgment or order is primarily in respect of outstanding advisory fees (including without limitation success fees) under the Reorganization Plan, such judgment or order is not so paid or otherwise discharged and remains unstayed for an aggregate period of ninety (90) days after such judgment becomes final and nonappealable and enforcement action has been commenced in respect of such judgment or order;

(7)
other than the Court-Supervised Reorganization, any involuntary case or other proceeding is commenced against the Issuer, the Company or any Subsidiary Guarantor with respect to it or its debts under any bankruptcy, insolvency, recuperaҫão judicial, or other similar law now or hereafter in effect seeking the appointment of a trustee, receiver, administrador judicial, liquidator, custodian or other similar official of it or any substantial part of its assets, and such involuntary case or other proceeding remains undismissed and unstayed for a period of sixty (60) days; or other than pursuant to the Court-Supervised Reorganization, a non-appealable final order for relief is entered against the Issuer, the Company or any Subsidiary Guarantor under any relevant bankruptcy, insolvency or similar laws as now or hereafter in effect;

(8)
the Issuer, the Company or any Subsidiary Guarantor (i) commences a voluntary case or other proceeding seeking liquidation, reorganization, recuperaҫão judicial or extrajudicial or other relief with respect to itself or its debts under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, other than the Court-Supervised Reorganization, (ii) consents to the appointment of or taking possession by a receiver, administrador judicial, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Issuer, the Company or any Subsidiary Guarantor or for all or substantially all of the assets of the Issuer, the Company or any such Subsidiary Guarantor or (iii) effects any general assignment for the benefit of creditors;

(9)
any Guarantee of the Securities by the Company or any Subsidiary Guarantor ceases to be in full force and effect, other than in accordance with the terms of the Indenture, or the Company or any Subsidiary Guarantor denies or disaffirms its obligations under the Securities;

(10)
any Security Document entered into by the Company or the Issuer (i) ceases to be in full force and effect, other than in accordance with the terms of the Indenture and the Security Documents, (ii) the Company or the Issuer denies, disaffirms or otherwise fails to comply with its obligations thereunder or under Article 12 or (iii) after delivery thereof shall for any reason ceases to create a valid and perfected Lien with the priority required by such Security Document or the Indenture, subject to Permitted Liens, on any Collateral purported to be covered thereby, or the Company or the Issuer shall assert in writing the invalidity of any such Lien; provided that any such event remains uncured for a period of five (5) Business Days or more;

(11)
all or substantially all of the assets and revenues of the Issuer, the Company and the Subsidiary Guarantors, taken as a whole, are condemned, seized or otherwise appropriated by any Person acting under the authority of any national, regional or local government or the Issuer, the Company or any Subsidiary Guarantor is prevented by any such Person for a period of sixty (60) consecutive days or longer from exercising normal control over all or substantially all of the assets and revenues of the Issuer, the Company and the Subsidiary Guarantors, taken as a whole;

(12)	any information contained in the schedules to the Indenture shall fail to be true and accurate in all material respects as of the date hereof;

(13)
the Company fails to make public any reports, information or documents simultaneously with the delivery thereof to the Trustee or any Holder pursuant to Section 4.02 or otherwise under the Indenture; or

(14)
the Company, the Issuer or any Subsidiary Guarantor amends, supplements, waives or otherwise modifies the OAS Senior Notes in Reais or related documentation without the prior written consent of the Required Holders if such amendment, supplement, waiver or modification, or the terms thereof would (i) increase the principal amount of the OAS Senior Notes in Reais, (ii) advance or delay the dates upon which any payments of principal or interest on the OAS Senior Notes in Reais are due, (iii) increase any interest rate applicable to the OAS Senior Notes in Reais, (iv) increase any fees or prepayment penalties or premiums payable with respect to the OAS Senior Notes in Reais, (v) add any event of default or add or make more restrictive to the Company or any of its Restricted Subsidiaries any covenant in the OAS Senior Notes in Reais or related documentation as in effect on the date hereof, or (vi) otherwise be adverse to interests of the Holders or be inconsistent with the terms and conditions of the Senior Notes Collateral Sharing Agreement.

If an Event of Default occurs and is continuing and if it is known to a Trust Officer (it being understood and agreed that any Event of Default with respect to the Securities will only be known by the Trustee upon a Trust Officer’s receipt of a written notice specifying such Event of Default at its Corporate Trust Office, with such notice referencing the Securities and/or the Indenture), the Trustee shall send to each Securityholder notice of the Event of Default within ten (10) days after it receives such written notice.  The Trustee shall not be charged with knowledge of any Default or Event of Default hereof unless a Trust Officer in the Corporate Trust Office of the Trustee shall have received written notice thereof from the Issuer, the Company or a Securityholder, expressly referencing the Indenture and the Securities.

(b)           Execution and Authentication; Application of Proceeds.

(1)
An Officer of the Issuer shall sign the Securities for the Issuer, and an Officer of the Company, and of each of the Subsidiary Guarantors, shall sign the notation in the Securities relating to the Company Guarantee or the Subsidiary Guarantee, as applicable.  Each such signature may be by manual or facsimile signature of such Officer.  If an Officer whose signature is on a Security no longer holds that office at the time the Trustee authenticates the Security, the Security shall be valid nevertheless.

(2)
A Security shall not be valid until an authorized signatory of the Trustee, manually or by facsimile, signs the certificate of authentication on the Security.  The signature shall be conclusive evidence that the Security has been authenticated under the Indenture.

(3)
The Trustee shall, upon receipt of a written order signed by an Officer of the Issuer (an “Authentication Order”) on the Issue Date, authenticate and deliver an aggregate principal amount of 13.00% Senior

Secured Notes due 2026 to be determined.  The Trustee shall, upon receipt of an Authentication Order from the Issuer delivered in accordance with Section 2.14, in respect of PIK Securities following the Issue Date, authenticate and deliver such PIK Securities.  An Authentication Order shall specify:

(a)	the aggregate principal amount of the Securities to be authenticated and the date on which the original issue of Securities is to be authenticated; and

(b)	the applicable provision of the Indenture pursuant to which the Securities will be issued.

(4)
The Trustee may appoint an authenticating agent reasonably acceptable to the Issuer to authenticate the Securities.  Unless limited by the terms of such appointment, an authenticating agent may authenticate Securities whenever the Trustee may do so.  Each reference in the Indenture to authentication by the Trustee includes authentication by such agent.  An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

There will be no proceeds from the issuance of the Secured Notes because the Secured Notes will be issued in connection with the Reorganization Plan.

(c)           Release of Subsidiary Guarantor.

The Guarantee of a Subsidiary Guarantor will terminate:

(a)
upon a sale or other disposition (including by way of consolidation or merger) of all or a portion of the Capital Stock of such Subsidiary Guarantor, following which such Subsidiary Guarantor is no longer a Subsidiary of the Company;

(b)
upon sale or disposition (including by way of consolidation or merger) of all or substantially all of the assets of such Subsidiary Guarantor to a Person that is not the Company or a Restricted Subsidiary;

(c)	if the Guarantee was required pursuant to the terms of the Indenture, upon the cessation of the circumstances requiring the Guarantee;

(d)	upon defeasance or discharge of the Securities, as provided in Article 8 of the Indenture; or

(e)	if any Subsidiary Guarantor ceases to be a Subsidiary of the Company pursuant to a transaction expressly permitted by and in accordance with the terms of the Indenture;

provided that the transaction is carried out pursuant to, and in accordance with, all other applicable provisions of the Indenture.

(d)           Release of Security.

The Issuer and the Company will be entitled to the release of the Liens on the Collateral securing the Securities and the Company Guarantee and any Subsidiary Guarantees under any one or more of the following circumstances:

(a)
in the case of Collateral that is subject to a floating lien pledge and is sold or otherwise disposed of in the ordinary course of business, in connection with any sale or other disposition of such Collateral expressly permitted by and made in accordance with the terms of the Indenture and the Security Documents;

(b)
if any Subsidiary Guarantor ceases to be a Subsidiary of the Company pursuant to a transaction expressly permitted by and in accordance with the terms of the Indenture and the Security Documents, with the written consent of the Collateral Agent (not to be unreasonably withheld), the Liens on any Collateral held by such Subsidiary Guarantor shall be released;

(c)	upon satisfaction and discharge of the Indenture as provided under Article 8; or

(d)
Lien of the Trustee and/or Collateral Agent over the Capital Stock of any Minority Interest Construction Company shall be released in connection with any disposition of such Capital Stock permitted in accordance with the terms hereof.

(e)           Satisfaction and Discharge of Liability on the Securities.

The Indenture (and the Company Guarantee and any Subsidiary Guarantee) will be discharged and (together with all Guarantees) will cease to be of further effect as to all Securities issued thereunder, when:

(1)
(a) all Securities that have been authenticated, except lost, stolen or destroyed Securities that have been replaced or paid and Securities for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(b) all Securities that have not been delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable within one (1) year of their Stated Maturity or (iii) are to be called for redemption within one (1) year under arrangements satisfactory to the Trustee for the giving of notice of a redemption by the Trustee and, in each case, the Issuer or the Company or any Restricted Subsidiary has irrevocably deposited or caused to be deposited with the Trustee as funds in trust solely for the benefit of the holders, cash in U.S. dollars, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Securities not delivered to the Trustee for cancellation for principal, premium and Additional Amounts, if any, and accrued interest to the date of maturity or redemption;

(2)
no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Issuer, the Company or any Restricted Subsidiary is a party or by which the Company or any Restricted Subsidiary is bound;

(3)	the Issuer, the Company or any Restricted Subsidiary has paid or caused to be paid all other sums payable by it under the Indenture; and

(4)
the Issuer has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Securities at maturity or the redemption date, as the case may be.

In addition the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(f)           Statement of Compliance; Notices of Certain Events.

The Company will deliver to the Trustee within one hundred twenty (120) days of the end of each fiscal year of the Company commencing with the fiscal year ending December 31, 2017, an Officer’s Certificate presented in the English language stating that (A) the Company (i) has fulfilled its obligations under the Indenture, (ii) is in compliance with all conditions and covenants under the Indenture; or (B)(i) if the Company is not in compliance, specifying such non-compliance and the nature and status thereof of which such signer may have knowledge or, (ii) if there has been a Default or Event of Default, specifying the Default or Event of Default and its nature and status.

Notwithstanding the foregoing, the Company shall, so long as any of the Securities are outstanding, deliver to the Trustee, within ten (10) Business Days after obtaining actual knowledge thereof, written notice in the form of an Officer’s Certificate presented in the English language, of any Default that has occurred and is still continuing, of the status thereof and what action the Company is taking or proposing to take with respect thereof.

For purposes of the Indenture, the information required by Section 4.21 shall be deemed delivered upon receipt by a Trust Officer of such information in the English language or an English translation thereof.

9.  Other obligors.

OAS BVI’s obligations with respect to the Notes will initially be guaranteed by each of the Guarantors. The mailing address for each of the Guarantors is c/o Avenida Francisco Matarazzo, No. 1.350, 19th floor, Suite 1.902, Água Branca, in the city of São Paulo, State of São Paulo, Brazil.

Contents of application for qualification. This application for qualification comprises:

(a)           Pages numbered 1 to [●], consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of Wilmington Savings Fund Society, FSB, as trustee, under each of the Indentures to be qualified.

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee.

Exhibit T3A-1*	Certificate of Incorporation of OAS Restructuring (BVI) Limited.

Exhibit T3A-2*	English translation of OAS Articles of Association.

Exhibit T3A-3*	English translation of OAS declaration of transformation into an S.A.

Exhibit T3A-4*	English translation of Articles of Incorporation of Construtora OAS S.A.

Exhibit T3A-5*	English translation of Deed of Incorporation of OAS Enghenaria e Construção S.A.

Exhibit T3B-1*	Memorandum of Association of OAS Restructuring (BVI) Limited.

Exhibit T3B-2*	English translation of Bylaws of OAS S.A.

Exhibit T3B-3*	English translation of Bylaws of Construtora OAS S.A.

Exhibit T3B-4*	English translation of Bylaws of OAS Enghenaria e Construção S.A. bylaws.

Exhibit T3C-1*	Form of Unsecured Notes Indenture.

Exhibit T3C-2*	Form of Secured Notes Indenture.

Exhibit T3D*	Not applicable.

Exhibit T3E*	English translation of Reorganization Plan.

Exhibit T3F-1*
A cross reference sheet showing the location in the Unsecured Notes Indenture of the provisions inserted therein pursuant to section 310 through 318(a), inclusive, of the Act (included in Exhibit T3C-1).

Exhibit T3F-2*
A cross reference sheet showing the location in the Secured Notes Indenture of the provisions inserted therein pursuant to section 310 through 318(a), inclusive, of the Act (included in Exhibit T3C-2).

Exhibit 25.1*	Statement of eligibility and qualification of the trustee on Form T-1.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of São Paulo, and State of São Paulo, Brazil, on May 9, 2017.

OAS RESTRUCTURING (BVI) LIMITED
By: /s/ Josedir Barreto
Name: Josedir Barreto
Title: Director
OAS S.A. – EM RECUPERAÇÃO JUDICIAL
By: /s/ Josedir Barreto
Name: Josedir Barreto
Title: Director

CONSTRUTORA OAS S.A. – EM RECUPERAÇÃO JUDICIAL By: /s/ Luiz Gustavo Vianna
Name: Luiz Gustavo Vianna
Title: Director
OAS ENGHENARIA E CONSTRUÇÃO S.A By: /s/ Luiz Gustavo Vianna
Name: Luiz Gustavo Vianna
Title: Director